Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

August 18, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Two Roads Shared Trust (the “Trust”)

(1933 Act Registration No. 333-182417)

(1940 Act Registration No. 811-22718)

Ladies and Gentlemen:

On behalf of the Trust, transmitted herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 132 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

This Amendment is being made to register Class I and Class N shares of Redwood Activist Leaders™ Fund, Redwood AlphaFactor™ Tactical International Fund and Redwood Systematic Macro Trend (“SMarT”) Fund, each a new series of the Trust. This Amendment does not affect the currently effective prospectuses and statements of additional information for other series and classes of the Trust not included herein. No fee is required in connection with this Amendment.

Questions and comments concerning the enclosed materials may be directed to me at (215) 988-2499.

Sincerely,

/s/ Carey Bell

Carey Bell